Exhibit (j)

4601 DTC BOULEVARD • SUITE 700

DENVER, COLORADO 80237

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

We hereby consent, in the Prospectus and the Statement of Additional Information of the Discipline Fund ETF (“DSCF”) (a “Fund”) of our report dated September 28, 2022 relating to our audit of the statement of assets and liabilities of the Fund, including the schedule of investments as of July 31, 2022, the related statement of operations, changes in net assets, and financial highlights for the period from September 21, 2021 (commencement of operations) through July31, 2022, and the related notes and schedules (collectively referred to as the financial statements), to the reference to our Firm as the Trust’s “independent registered public accounting firm.”

Denver, Colorado

November 28, 2022